Exhibit 12.1

Great Ajax Corp.
Statement of Computation of Ratio of Earnings to Fixed Charges

	Six months ended June 30, 2017	Fiscal year ended December 31, 2016	Fiscal year ended December 31, 2015

Pre-tax net income	$15,848	$28,909	$25,793

Less:
Equity earnings of subsidiaries	(386)	(558)	(550)

Add:
Fixed charges	16,944	25,573	11,499
Distributed earnings of subsidiaries	3,304	529	163
Total earnings	$35,710	$54,453	$36,905

Divided by:
Interest expense	(16,944)	(25,573)	(11,499)
Total fixed charges	$(16,944)	$(25,573)	$(11,499)

Ratio of earnings to fixed charges	2.11	2.13	3.21